FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                                     1934


                               November 15, 2002
                       Commission File Number 001-14978


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

          Form 20-F  X             Form 40-F ____


[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

          Yes  ____                No  X


[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

          Yes  ____                No  X


     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

          Yes  ____                No  X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                        Smith & Nephew plc
                                        (Registrant)


Date: November 15, 2002                 By:  /s/ Paul Chambers
                                             --------------------------
                                             Paul Chambers
                                             Company Secretary

8 November 2002


The Secretary
PR Newswire
Ludgate House
245 Blackfriars Road
London
SE1 9UY



Dear Sirs,

Smith & Nephew plc has been notified today, pursuant to Section 198 of the Companies Act 1985 (as amended), by FMR Corp and Fidelity International Limited that they have a notifiable interest in 63,001,845 ordinary shares of 12 2/9p each in the Company representing 6.79% of the issued share capital of the Company.

Yours faithfully,





J.V. Sutton
Assistant Company Secretary